United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                 DE YANG INTERNATIONAL GROUP LTD.
                               formerly
                 PINEWOOD ACQUISITION CORPORATION
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                 None
                           (CUSIP Number)

                            Lee Cassidy
                         215 Apolena Avenue
                   Newport Beach, California 92662
                           949-673-4510
             -------------------------------------------
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          May 25, 2011
       -----------------------------------------------------
      (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /     Rule 13d-1(b)
     /    /     Rule 13d-1(c)
     / x  /     Rule 13d-1(d)

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CUSIP NO.  None                  13G/A                  Page 2


1.      Names of Reporting Persons:   James McKillop
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2.      Check the appropriate box if a member of a group:
          (a)
          (b)
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3.      SEC use only
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4.      Citizenship or place of organization:      USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	Sole Voting Power:             250,000 shares common
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6.	Shared Voting Power:           None
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7.	Sole Dispositive Power:        250,000 shares common
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8.	Shared Dispositive Power:      None
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9.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                       250,000 shares common
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10.     Check if The Aggregate Amount in Row 9 Excludes Certain Shares.
                 /  /                  Not applicable.
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11.	Percent of Class Represented by Amount in Row (9)
                                       1%
          (based on 20,000,000 shares outstanding)
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12.       Type of Reporting Person:   Corporation

======================================================================
CUSIP NO.  None                  13G/A                  Page 3

Item 1
     (a)      Name of Issuer:    De Yang International Group Ltd.

     (b)       Address of Issuer's Principal Executive Offices:
			240 km, Freeway no.324 Xiashaxi
			Neicuo Town Xiangan District Xiamen
			Fujian, China 361101

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Item 2
     (a)     Name of Person Filing:      James McKillop

     (b)     Address of Principal Business or, if none, Residence:

			215 Apolena Avenue
                    	Newport Beach, CA 92662

     (c)     Citizenship:                              United States

     (d)     Title of Class of Securities:             Common Stock

     (e)     CUSIP Number:                             None
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Item 3.      If statement is filed pursuant to Rule 13d-1(b) or
             13d-2(b) or (c),  check whether the person filing is:

                                                       Not Applicable
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Item 4.        Ownership
   Provide the Following Information Regarding the Aggregate Number and Percentage of the Class of Securities of the Issuer Identified in Item 1.

     (a)       Amount beneficially owned:          250,000 shares
     (b)       Percent of Class:                       1%
     (c)       Number of Shares as to which the person has:

      (i) sole power to vote or to direct the vote:    250,000
     (ii) shared power to vote or to direct the vote   0
    (iii) sole power to dispose or to direct the
            disposition of                             250,000
     (iv) shared power to dispose or to direct the
               disposition of                          0
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Item 5. Ownership of Five Percent or Less of a Class.
             If this statement is being filed to report the fact
             that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                                                        / x /
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Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:              Not applicable
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Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent               Not applicable
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Item 8.  Identification and Classification of
         Members of the Group                          Not applicable
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Item 9. Notice of Dissolution of Group:                Not applicable
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Item 10. Certification:

      (a)  Not applicable
      (b)  Not applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   September 18, 2015

                                   /s/ James McKillop
                                  ------------------
	                          James McKillop